Exhibit 99.1

Foresight’s Subsidiary, Eye-Net Mobile, to Launch SDK Configuration of Cellular-Based Accident Prevention Solution at CES 2020

The company will also reveal its Eye-Net Protect driving simulator, exposing visitors to a completely new driving experience

Ness Ziona, Israel – December 18, 2019 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., will present the software development kit (SDK) configuration of its Eye-Net Protect accident prevention solution for the first time at CES 2020, January 7–10, in booth #1307 at the Westgate Las Vegas.

Eye-Net Protect is a cellular-based vehicle-to-everything (V2X) accident prevention solution designed to protect the most vulnerable road users in real time—including pedestrians, cyclists, scooter drivers and car drivers—by providing collision alerts when the road users have no direct line of sight. An SDK configuration indicates commercial engagement readiness and will allow Eye-Net Mobile to integrate its solution with leading location-based applications, such as navigation, ridesharing, parking and fitness applications.

The Company will also reveal its new Eye-Net Protect driving simulator, giving CES visitors an exciting driver-seat experience of protected driving using the V2X system. Contact Eye-Net Mobile to book your simulator ride.

“Following 3 years of intense development activities, the completion of an SDK configuration marks a significant milestone for Eye-Net Mobile,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile. “The current configuration will enable rapid market penetration, providing a life-saving accident prevention solution that is readily available for deployment and redefining the future of cellular-based V2X communication. At a time where V2X hardware-based solutions are marked by stagnation caused by regulation and certification challenges, Eye-Net Protect serves as a significant leap towards the connected road users’ era.”

For more information about Eye-Net Mobile, please visit http://www.eyenet-mobile.com, or follow the company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that SDK configuration indicates commercial engagement readiness and will allow Eye-Net Mobile to integrate its solution with leading location-based applications, that the current configuration will enable rapid market penetration, providing a life-saving accident prevention solution that is readily available for deployment and redefining the future of cellular-based V2X communication, and that Eye-Net Protect serves as a significant leap towards the connected users’ era. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654